Ascent Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
December 11, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Ascent Media Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Documents Incorporated Therein by Reference File No. 1-34176
Dear Mr. Spirgel:
     This letter is provided on behalf of Ascent Media Corporation (the “Company”) in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission set forth in your letter of December 4, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) and documents incorporated therein by reference. The Company’s response to each of the Staff’s comments is set forth below:
Form 10-K
Comment 1. (Liquidity and Capital Resources, page 33)
Staff Comment: We note your statement on page 33 that you anticipate having sufficient cash and cash equivalents to meet your working capital needs and capital expenditure requirements for the foreseeable future. In future filings please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.
Company Response: The Company will provide the requested disclosure, including a more detailed discussion of the Company’s ability to meet both short-term and long-term liquidity needs, to the extent applicable in future filings.
Proxy Statement
Comment 2. (Non-Equity Incentive Compensation, page 25)
Staff Comment: We note that the Economic Performance Goals are based on non-GAAP measures. In future filings, please explain how the administering committee derives each performance goal from the company’s financial statements (prior to making any approved modifications to such goal). See Item 402(b)(2)(v) of Regulation S-K.
Company Response: The Company will provide the requested disclosure to the extent applicable in future filings, including the definitions of any non-GAAP financial measures used to set awards under any performance-based incentive compensation plans.

Comment 3. (Same)
Staff Comment: We note that the administering committee approved modifications to the Economic Performance Goals for 2008 to reflect factors that affected actual operating results. In future filings, if applicable, please provide additional detail regarding each of the factors the administering committee considers in making any such adjustments. See Item 402(b)(2)(vi) of Regulation S-K.
Company Response: The Company will provide the requested disclosure to the extent applicable in future filings, including a more detailed discussion of the factors considered by the administering committee in connection with any adjustments to economic performance goals under any performance-based incentive compensation plans.
*   *   *
                              Ascent Media Corporation acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
                              Please feel free to contact the undersigned at (310) 434-7078 if you have any questions or further comments regarding this matter. You may also contact our legal counsel, Marc Leaf of Baker Botts L.L.P., at (212) 408-2597.
Sincerely,
/s/ George C. Platisa
George C. Platisa
Chief Financial Officer

cc:	Securities and Exchange Commission Jessica Plowgian, Attorney-Advisor Robert Bartelmes, Senior Financial Analyst

Ascent Media Corporation William E. Niles William R. Fitzgerald

KPMG LLP Michelle C. Wroan